

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 16, 2008

Chong Hui Zhao
Chief Executive Officer and Chief Financial Officer
China Bottles, Inc. (formerly Hutton Holdings Corp)
Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

> RE: **China Bottles, Inc. (formerly Hutton Holdings Corp)**
> **Form 10-QSB/A for Fiscal Quarter Ended September 30, 2007**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2008**
> **Form 8-K/A filed August 21, 2008**
> **File No. 0-51724**

Dear Mr. Zhao:

We have reviewed your letters filed on October 8, 2008 and October 14, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>Form 8-K/A Draft</u>

<u>Unaudited Pro-Forma Combined Statement of Operations for the Year Ended December 31, 2006, page F-32</u>

1. We have read your response to comment four from our letter dated October 1, 2008. It appears that the weighted average shares information presented in the columns "Hutton Historical" and China Value Historical" represents the recapitalized share structure of the Hutton Holdings and China Valley. It is unclear why the weighted average shares information would not be the historical share information of both Hutton Holdings and China Valley prior to the merger.

It is also not clear why there would not be adjustments related to the weighted average shares in the "Pro forma Adjustment" to reflect the reverse recapitalization. Please advise accordingly. In addition, as previously requested, please also include historical basic and diluted earnings per share and pro forma basic and diluted earnings per share data on the face of the pro forma statement of operations for the periods ended June 30, 2007 and 2006. See Rule 11.02(b)(7) of Regulation S-X.

Form 10-KSB/A for the Year Ended December 31, 2007

Management's Discussion and Analysis, page 9

Results of Operations, page 11
Year Ended December 31, 2007 as Compared to Year Ended December 31, 2006, page 11

2. We have read your response to comment five from our letter dated October 1, 2008. Please expand/revise your discussion under results of operations for all periods to expand your discussion of revenues to address changes in sales underlying your three principal product lines. If these product lines have materially different gross profits, ensure your discussion of cost of goods sold adequately addresses this fact.

Controls and Procedures, page 14

3. We read your response to comment seven from our letter dated October 1, 2008 and your response to comment one from our letter dated September 25, 2008. Your October 13, 2008 response indicates that management completed its evaluation of internal control over financial reporting as of December 31, 2007, however, you failed to include the evaluation in your original 10-KSB filing. We note that your proposed revisions to Item 8A of your Form 10-KSB and Item 4 of your Form 10-Qs (provided with your October 8, 2008 response) indicate that you had ineffective disclosure controls and procedures and ineffective internal control over financial reporting as of December 31, 2007 solely due to material weaknesses in your internal controls over financial reporting in connection with accounting for reverse mergers. The definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. Therefore, it appears that your disclosure controls and procedures were also ineffective as of December 31, 2007 due to your failure to include management's report on internal control over financial reporting as required by Item 308T of Regulation S-B. Please revise your disclosures to expand your evaluation of disclosure controls and procedures to address how your failure to include management's evaluation of internal

control over financial reporting impacted the CEO and CFO's original conclusions regarding the effectiveness of disclosure controls and procedures. Please separately disclose the impact of this oversight on your original conclusion of disclosure controls and procedures as well as your original conclusion on your internal control over financial reporting. Refer to Items 307 and 308 of Regulation S-B.

Financial Statements

Note 11 – Income Taxes, page F-13

4. We have read your response to comment eleven from our letter dated October 1, 2008. You indicate that during the years ended December 31, 2007 and 2006, there were no temporary differences. With regard to provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, please tell us how you determined that there were no temporary differences during the years ended December 31, 2007 and 2006. Please also disclose whether tax holidays or incentives affect your conclusion regarding temporary differences during the years ended December 31, 2007 and 2006. Refer to SFAS 109 and revise your disclosures accordingly.

Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

General

5. Please address the comments above related to your Form 10-KSB/A in your Forms 10-QSB/A for March 31, 2008 and June 30, 2008, as applicable.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief